SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

BROOKFIELD RENEWABLE PARTNERS L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16258 10 8

(CUSIP Number)

A.J. Silber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 6, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G16258 10 8		SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒— Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 LIMITED PARTNERSHIP UNITS

	8	Shared Voting Power 185,727,567* LIMITED PARTNERSHIP UNITS

	9	Sole Dispositive Power 0 LIMITED PARTNERSHIP UNITS

	10	Shared Dispositive Power 185,727,567* LIMITED PARTNERSHIP UNITS1

11	Aggregate Amount Beneficially Owned by Each Reporting Person 185,727,567* LIMITED PARTNERSHIP UNITS

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.9% OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS

14	Type of Reporting Person (See Instructions) CO

* Includes 129,658,623 redeemable/exchangeable partnership units. See Item 5.

CUSIP No. G16258 10 8		SCHEDULE 13D

1	Names of Reporting Persons PARTNERS LIMITED

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒— Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 LIMITED PARTNERSHIP UNITS

	8	Shared Voting Power 185,727,567* LIMITED PARTNERSHIP UNITS

	9	Sole Dispositive Power 0 LIMITED PARTNERSHIP UNITS

	10	Shared Dispositive Power 185,727,567* LIMITED PARTNERSHIP UNITS

11	Aggregate Amount Beneficially Owned by Each Reporting Person 185,727,567* LIMITED PARTNERSHIP UNITS

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.9% OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS

14	Type of Reporting Person (See Instructions) CO

* Includes 129,658,623 redeemable/exchangeable partnership units. See Item 5.

CUSIP No. G16258 10 8		SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD RENEWABLE POWER INC.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒— Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 LIMITED PARTNERSHIP UNITS

	8	Shared Voting Power 185,727,567* LIMITED PARTNERSHIP UNITS

	9	Sole Dispositive Power 0 LIMITED PARTNERSHIP UNITS

	10	Shared Dispositive Power 185,727,567* LIMITED PARTNERSHIP UNITS

11	Aggregate Amount Beneficially Owned by Each Reporting Person 185,727,567* LIMITED PARTNERSHIP UNITS

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.9% OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS

14	Type of Reporting Person (See Instructions) CO

* Includes 129,658,623 redeemable/exchangeable partnership units. See Item 5.

CUSIP No. G16258 10 8	SCHEDULE 13D

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D is being filed to reflect the closing on July 6, 2017 of the previously announced equity offering (the “Public Offering”) of limited partnership units (the “L.P. Units”) of Brookfield Renewable Partners L.P. (“BEP”), which included a concurrent private placement (the “Private Placement”) to Brookfield Asset Management Inc. (“Brookfield”) and its affiliates of 4,943,000 L.P. Units. The Public Offering and Concurrent Private Placement closed on July 6, 2017.

Unless otherwise indicated, all references to “$” in this Amendment No. 1 are to U.S. dollars.

Information reported in the original Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 1.

Item 2.   Identity and Background

Schedules I, II and III of the original Schedule 13D is hereby amended and replaced with Schedules I, II and III attached hereto.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended and supplemented as follows:

In connection with the Private Placement, Brookfield Renewable Power Inc. (“BRPI”), a wholly-owned subsidiary of Brookfield, entered into a subscription agreement dated June 28, 2017 with BEP (the “Subscription Agreement”), pursuant to which BRPI agreed to purchase 4,943,000 L.P. Units at a price of C$40.464 per L.P. Unit for gross proceeds of C$200,013,552 (the “Concurrent Private Placement”).  BRPI has the option to subscribe for additional L.P. Units in proportion to the extent that the underwriters’ 30-day over-allotment option to the Public Offering is exercised, up to a maximum of 741,450 additional L.P. Units (the “Private Placement Option”).

The purchase of the L.P. Units was funded with cash on hand.

Item 4.   Purpose of Transaction.  See Items 3 and 5.

Item 4 of Schedule 13D is hereby supplemented as follows:

The Subscription Agreement provided for the purchase by BRPI of 4,943,000 L.P. Units for the purposes of increasing Brookfield’s investment in BEP.

CUSIP No. G16258 10 8	SCHEDULE 13D

Item 5.   Interest in Securities of the Issuer

Items 5(a)-(b) of Schedule 13D are hereby amended as follows:

(a)-(b)        As of the date hereof, Brookfield, Partners and BRPI may be deemed to be the beneficial owners of 56,068,944 L.P. Units, and such L.P. Units constitute approximately 31.1% of the issued and outstanding L.P. Units based on the number of L.P. Units outstanding as of July 6, 2017. Brookfield, Partners and BRPI may be deemed to be the beneficial owners of 129,658,623 redeemable/exchangeable partnership units.  Assuming that all of the redeemable/exchangeable partnership units of BEP were exchanged for L.P. Units pursuant to the redemption-exchange mechanism, as of the date hereof, Brookfield, Partners and BRPI, may be deemed to be the beneficial owner of 185,727,567 L.P. Units, and such L.P. Units constitute approximately 59.9% of the issued and outstanding L.P. Units based on the number of L.P. Units outstanding on July 6, 2017 and assuming exchange of all outstanding redeemable/exchangeable partnership units.  Brookfield may hold the L.P. Units directly or in one or more wholly-owned subsidiaries. Brookfield may be deemed to have shared power (with each of Partners and BRPI) to vote or direct the vote of the L.P. Units beneficially owned by it or to dispose of such L.P. Units. In the event that the underwriters exercise their over-allotment option in full and BRPI exercises the Private Placement Option in full, Brookfield, Partners and BRPI, may be deemed to be the beneficial owner of 186,469,017 L.P. Units, and such L.P. Units would constitute approximately 59.8% of the issued and outstanding L.P. Units on a fully-exchanged basis.

Item 7.   Material to be Filed as Exhibits.

Exhibit 2	Subscription Agreement dated June 28, 2017 by and between Brookfield Renewable Power Inc. and Brookfield Renewable Partners L.P.

CUSIP No. G16258 10 8	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2017

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Vice President, Legal Affairs and Corporate Secretary

PARTNERS LIMITED

By:	/s/ Brian Lawson
	Name:	Brian Lawson
	Title:	President

BROOKFIELD RENEWABLE POWER INC.

By:	/s/ Jennifer Mazin
	Name:	Jennifer Mazin
	Title:	Senior Vice President and Secretary

SCHEDULE I

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

M. Elyse Allan, Director	GE Canada 2300 Meadowvale Road, Mississauga, Ontario, L5N 5P9, Canada	President and Chief Executive Officer of GE Canada	U.S. & Canada

Jeffrey M. Blidner, Vice Chairman and Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice Chairman of Brookfield	Canada

Angela F. Braly	The Braly Group LLC 832 Alverna Drive, Indianapolis, Indiana 46260 U.S.A.	President & Founder, The Braly Group, LLC	U.S.A.

Richard (Ric) Clark, Senior Managing Partner	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Senior Managing Partner of Brookfield	U.S.A.

Jack L. Cockwell, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Marcel R. Coutu, Director	c/o Suite 1700, 335 – 8th Ave. S.W., Calgary, Alberta T2P 1C9 Canada	Corporate Director	Canada

J. Bruce Flatt, Director and Senior Managing Partner and Chief Executive Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of Brookfield	Canada

Robert J. Harding, Director	c/o 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Corporate Director of Brookfield	Canada

V. Maureen Kempston Darkes, Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario M4T 2B7	Corporate Director	Canada

David W. Kerr, Director	Halmont Properties Corporation 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman, Halmont Properties Corporation	Canada

Brian D. Lawson, Senior Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada

Murilo Ferreira, Director	Rua General Venãncio Flores, 50 Cob 01, Leblon Rio de Janeiro	Former CEO of Vale SA	Brazil

Cyrus Madon, Senior Managing Partner	181 Bay Street, Suite300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Frank J. McKenna, Director	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group	Canada

Rafael Miranda, Director	C/Principe de Viana 9 28023 Madrid, Spain	Former CEO of Endesa, S.A., Chairman of Acerinox, S.A.	Spain

Youssef A. Nasr, Director	P.O. Box 16 5927, Beirut, Lebanon	Corporate Director of Brookfield and former Chairman and CEO of HSBC Middle East Ltd. and former President of HSBC Bank Brazil	Lebanon and U.S.A.

Lord Augustine Thomas O’Donnell, Director	Frontier Economics 71 High Holborn, London U.K. WC1V 6DA	Chairman of Frontier Economics	United Kingdom

Samuel J.B. Pollock, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Ngee Huat Seek, Director	501 Orchard Road, #08 – 01 Wheelock Place, Singapore 238880	Chairman, Global Logistic Properties	Singapore

Diana L. Taylor, Director	Solera Capital L.L.C 625 Madison Avenue, 3rd Floor New York, N.Y. 10022	Vice Chair, Solera Capital LLC	U.S.A. and Canada

A.J. Silber, Vice-President, Legal Affairs and Corporate Secretary	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice-President, Legal Affairs and Corporate Secretary of Brookfield	Canada

SCHEDULE II

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jack. L. Cockwell, Director and Chairman	c/o 51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

David W. Kerr, Director	Halmont Properties Corporation 51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman, Halmont Properties Corporation	Canada

Brian D. Lawson, Director and President	Brookfield Asset Management Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada

George E. Myhal, Director	Partners Value Investments LP, 181 Bay Street, Brookfield Place, Suite 210, Toronto, Ontario M5J 2T3, Canada	President and Chief Executive Officer, Partners Value Investments LP	Canada

Timothy R. Price, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada

Tony E. Rubin, Treasurer	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Accountant	Canada

SCHEDULE III

BROOKFIELD RENEWABLE POWER INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jennifer Mazin, Director and Senior Vice President & Secretary	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Douglas Christie, Director	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President	Canada

Julian Deschatelets, Director	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President	Canada

Nicholas Goodman, Director	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	United Kingdom